February 21, 2014

Time Inc.
Amendment No. 1 to Form 10
Filed January 31, 2014
File No. 001-36218

Dear Mr. Brown:

Reference is made to the comment letter (the “Comment Letter”) dated February 11, 2014 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Form 10 of Time Inc. (the “Company”), filed with the Commission on January 31, 2014.

This letter is to confirm my conversation with you on February 21, 2014, granting the Company an extension to March 7, 2014 to file its response to the Comment Letter, in order to include, along with the Company’s response to your comment in the Comment Letter, the Company’s audited financial statements for the year ended December 31, 2013, and related disclosures.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele

Mr. John Dana Brown
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628

VIA EDGAR

Copy to:

Mr. Joseph A. Ripp
Chief Executive Officer
Time Inc.
1271 Avenue of the Americas
New York, New York 10020

VIA EMAIL

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